ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement"), dated as of December 8th, 2017, is entered into by Arena Digital, LLC, an Arizona limited liability company ("Assignor") and Simple Machine LLC, an Arizona limited liability company ("Assignee," together with the Assignor, collectively, the "Parties").

Definitions

"***Transferred Assets***" shall mean all right, title and interest to all assets owned by the transferring limited liability company.

WHEREAS, Assignor owns 100% of its Transferred Assets; and

WHEREAS, Assignor desires to assign its Transferred Assets to Assignee and Assignee desires to accept such assignment, subject to the terms and provisions of the Operating Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Assignor's Representations. Assignor represents and acknowledges that (i) it is the sole legal and beneficial owner of the Transferred Assets, and it has not previously sold, assigned, gifted, transferred, conveyed, hypothecated, pledged, or otherwise encumbered or disposed of the Transferred Assets or any portion thereof or interest thereto, (ii) it has good and clear title to the Transferred Assets, (iii) it is assigning the Transferred Assets to Assignee free and clear of all liens and encumbrances, and (iv) it has full legal right, power and authority to execute and deliver this Assignment and to assign, transfer, convey and sell the Transferred Assets to Assignee.

Assignment and Assumption. Effective as of the date hereof, the Assignor hereby sells, grants, conveys, assigns, contributes and transfers to Assignee or its designee all of Assignor's right, title and interest in and to its Transferred Assets, and Assignee hereby accepts the same and expressly assumes any and all obligations of each Assignor with respect thereto accruing after the date hereof.

Acknowledgment. Assignee acknowledges that the execution of this Agreement by Damon Evans is solely for the purpose of acknowledging and consenting to the purchase and sale of the Transferred Assets and that no undertaking of any kind is expressed or implied by virtue of such execution.

Governing Law. This Agreement and all rights and obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Arizona, without giving effect to the provisions, policies or principles thereof relating to choice or conflicts of law.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed and delivered this Agreement as of the date set forth above.

ASSIGNOR:

ARENA DIGITAL, LLC

By: ______________________
Name: Damon Evans
Title: Owner

ASSIGNEE:

SIMPLE MACHINE LLC

By: ______________________
Name: Damon Evans
Title: Owner